Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY ANNOUNCES SUCCESSFUL TEST
AT KURDAMIR-2 WELL

CALGARY, Alberta – March 26, 2012 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) has confirmed the presence of light oil at the Kurdamir-2 well in the Kurdistan Region of northern Iraq.

“This is an exciting development in our understanding of this play,” said Richard Herbert, Executive Vice-President of International Exploration. “We have tested only a portion of an upper zone, but we have clear indications that there is oil here, in addition to natural gas and gas condensate. We are now drilling into the deeper objectives and will conduct more extensive testing, including stimulation, over the summer.”

The well flowed at unstimulated rates of 7.3 mmcf/d of natural gas and 950 bbls/d of oil and condensate, with no indications of water and no observed decline. This open hole drillstem test was conducted only over the upper 55 metres of the Oligocene reservoir. A total of 140 metres of gross reservoir (88 metres net) was identified through wireline logging.

The Kurdamir-2 well is a re-drill of the Kurdamir-1 gas/condensate discovery well, two kilometres away, that was drilled in 2009 but not completed.

Talisman is operator of the Kurdamir Block, with a 40% working interest. Joint venture participants include WesternZagros, with a 40% working interest, and the Kurdistan Regional Government (KRG), with a 20% carried interest.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries: David Mann, Vice-President Corporate & Investor Communications Phone:403-237-1196 Fax: 403-237-1210 E-mail: tlm@talisman-energy.com	Shareholder and Investor Inquiries: Lyle McLeod, Vice-President Investor Relations Phone: 403-237-1020 Fax: 403-237-1902 E-mail:tlm@talisman-energy.com

Advisories

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; planned testing and stimulation in the Kurdistan Region of northern Iraq; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the company with securities regulatory authorities. The company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserves and resources estimates and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices; and risks in conducting foreign operations.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the company’s operations or financial results or strategy are included in Talisman’s most recent Annual Information Form. In addition, information is available in the company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Unless otherwise stated, production volumes are stated on a company interest basis prior to the deduction of royalties and similar payments. In the US, net production volumes and reserve estimates are reported after the deduction of these amounts. US readers may refer to the table headed “Continuity of Net Proved Reserves” in Talisman’s most recent Annual Information Form for a statement of Talisman’s net production volumes and reserves. The use of the word “gross” in this news release means a 100% interest prior to the deduction of royalties and similar payments.

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